APPENDIX B: COMPANY OFFERING

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est. $60

Swagg e

A persona zed mob e shopp ng exper ence that saves your t me and money

Amount Ra sed	nvestors	Days Left
$2,800	20	20

Invest
$50 m n

Depend ng on the amount nvested and nvestor accred tat on status, th s nvestment s be ng offered under e ther Regu at on Crowdfund ng through F ashfunders Fund ng Porta , LLC or Regu at on D through F nTech C ear ng, LLC Learn more about accred tat on & nvestor r ghts, SEC regu at ons, and the $20K thresho d

www goswagg e com   Wash ngton, D C   Fo ow for updates

P tch | Team | Fundra s ng | Quest ons | Comments (1)

What is Swaggle?



Swaggle is Tinder for consignment shopping. We leverage artificial intelligence to curate a mobile peer-to-peer marketplace for anyone to buy and sell new and pre-owned, quality men's wear straight from your closet. Whether it's a 1950s sports jacket or a classic timepiece, you can shop on Swaggle for fashion you can't find elsewhere. Our game-changing user interface will simplify the shopping experience so that you spend less time shopping and more time looking good.

Early Investor Special

Rep Swagg e and be a proud nvestor For $250 and more, YOU w get an exc us ve Swagg e sh rt made on y for our ear y nvestors to show off your nvestment acumen and v s on n mob z ng the cons gnment ndustry Once we reach our m n mum fundra s ng goa of $50,000, we w reach out to you for your s ze and sh pp ng nformat on

*Sh rts sh ps ear y March 2017 f Swagg e meets ts m n mum $50,000 fundra s ng goa , nc udes nternat ona Sh pp ng

*Note As an token of apprec at on for meet ng certa n nvestment thresho ds, compan es may offer perks to the r nvestors These perks are not a cond t on of the nvestment, nor are they part of the terms of the offer ng F ashFunders s not respons b e for the fu fi ment of perks offered by Swagg e, nc





MOBILIZING THE
CONSIGNMENT
INDUSTRY
GOSWAGGLE.COM

The Problem

Swagg e was created out of a shared prob em that the cofounders cou d not find a so ut on to As four young profess ona s n Wash ngton DC, the cofounders had a hard t me find ng qua ty c othes at reasonab e pr ces They cou d not afford to buy h gh-end brands and the ower pr ce po nt opt ons d dn't su t the r profess ona needs As an a ternat ve, they ooked to cons gnment shopp ng and qu ck y rea zed that the br ck-and-mortar space was dom nated by women's appare and f men's c oth ng was an opt on, the se ect on was extreme y   m ted As a stop-gap so ut on, the cofounders began swapp ng and buy ng c othes from each other and short y rea zed the mpact a serv ce   ke Swagg e cou d have



Although more men (43%) compared to women (31%) of ages 18-34 shop on online auction sites like eBay. (Business Insider, 2015)
The current mobile shopping experience is not tailored for men
43%
31%
Desktop Funnel
Product viewed per user
3.2
Basket
13%
Purchase
11/%
4.55% conversion rate
Smart phone Funnel
Product viewed per user
3.0
Basket
10%
Purchase
8/%
2.46% conversion rate
Add-to-basket rate and purchase rate is lower on mobile. (Criteo, 2015)
The data suggests that the mobile shopping experience has not yet been optimized
Traditionally men's path to purchase has been more linear than women's, adopting a more utilitarian approach, considering all options rationally and weighing up alternatives based on price and quality. (WSJ, 2016)
Copyright © 2016 Swaggle Inc.

A though more men (43%) compared to women (31%) of ages 18-34 shop on on ne auct on s tes ke eBay (Bus ness ns der, 2015), the current mob e shopp ng exper ence s not ta ored for men



The Market

There s one area where women are ght years ahead of men - fash on resa e The fas on resa e ndustry has exp oded n recent years (part cu ar ta ored for women) and Swagg e s fi ng the gap for men We are ntroduc ng an un que shopp ng exper ence that s ta ored for men and w save our users t me and money We be eve by br ng ng resa e fash on to men's fingert ps and estab sh ng ourse ves as the centra hub for qua ty and affordab e men's wear, there w be an ncrease of nterest and awareness of resa e fash on for men Swagg e s ook ng to spark a fire n th s space and become the ndustry eader


Mobile fashion resale industry is valued at
$15 Billion
U.S. mobile commerce had a
39% Growth
In 2015
(ThredUp, 2015)
Men are more likely to make purchases on mobile devices.
18%
Made a purcahse on a smart phone last year
22%
Made a purchase on a smart phone last year
(Business Insider, 2015)
Copyright © 2016 Swaggle Inc.

The on ne fash on resa e ndustry s arge yet fragmented, mob e resa e s the future Men are more ke y to make purchases on mob e dev ces

The Product: Selling

Selling:

- Set up a profi e w th persona zed sett ngs and   st tem(s) n ess than 60 seconds
- Advert se your tem(s) n the Swagg e marketp ace
- C ose the dea w th a m n mum comm ss on fee



CATEGORY
Pick a Category
BRAND
Item Brand
NAME
Item Name
SIZE
Item Size
CONDITION
Good
SHORT DESC
You should buy this because...
LOCATION
Address
Sell Item
take a picture of your item
Input your product details
list your item for sale in seconds

The Product - Shopping



Shopping:

- Custom ze your search based on tem category, s ze, brand, pr ce and d stance
- Exp ore tem(s) from our qua ty-contro ed   st of des gner brands
- Sw pe eft to sk p and sw pe r ght to make an offer


$62
Make Offer
Cancel
Brown Loafer
SOLD!
See Details
Swipe right to offer
Swipe left to skip
Make an offer
Complete the offer with
one counter-offer
Communicate
With other users
Using swag mail
Copyright © 2016 Swaggle Inc.

Competitive Advantage

There are   m ted opportun t es for men to find affodab e, fash onab e men's wear Most cons gnment shops and e-commerce s tes are pr mar y focused on women's fash on As a resu t, t s much more burdensome for men to recyc e unwanted c othes, as we   as, purchase new c othes at a reasonab e pr ce Moreover, the typ ca shopp ng exper ence s des gned to a gn w th the women's trad t ona path to purchase

Swagg e s the first mob e peer-to-peer marketp ace that s des gned for men


SWAGGLE personalizes shopping experience that saves your time and money
With our location-based search engine, you can buy in the morning and wear it that same night.
Filter your seach
To Browse, just swipe right to offer and left to skip
Tap the picture to view product details
Price guide
Tap the plus icon to save an item for later
Copyright © 2016 Swaggle Inc.

SWAGGLE persona zes shopp ng exper ence that saves your t me and money W th our ocat on-based search eng ne, you can buy n the morn ng, wear at n ght

The Raise


Pre-Seed Round
(Convertible Note)
1,000,000 cap
Seeking $50k to complete the pre-seed round:
- Additional engineering talent
- Marketing and strategic partnership
20%
Discount Upon Conversion
6%
Annual Interest
Copyright © 2016 Swaggle Inc.

Risks & Disclosures

10b-9 Compliance

Will insider* investments be accepted for this offering?

To the best of the know edge of the ssuer, ns der nvestments are not ant c pated at th s t me Upon the future nvestment of an ns der, such nformat on w be d sc osed here

If yes, these are the names of the insiders that have invested or are expected to invest:

N/A

What is the maximum amount of investment that will be accepted from insiders?:

Any above sted nd v dua may nvest up to the max mum tota nvestment amount sought n th s offer ng un ess otherw se d sc osed Add t ona y, any nvestment accepted from an ns der w not count toward the offer ng's m n mum cont ngency The nvestment w on y be reflected as a part of the tota amount ra sed after the cont ngency has been reached

***Definitions:**

Transact ons for or on beha f of the ssuer or broker-dea er, the r affi ates or assoc ated persons (nc ud ng contro persons, officers, emp oyees, and mmed ate fam y members thereof), or any ent t es through nom nee accounts requ re d sc osure

- "affi ate" means a person that d rect y or nd rect y, through one or more ntermed ar es, contro s or s contro ed by or s under common contro w th, the ssuer
- "officer" means an ssuer's pres dent, pr nc pa financ a officer, pr nc pa account ng officer (or, f there s no such account ng officer, the contro er), any v ce-pres dent of the ssuer n charge of a pr nc pa bus ness un t, d v s on or funct on (such as sa es, adm n strat on or finance), any other officer who performs a po cy-mak ng funct on, or any other person who performs s m ar po cy-mak ng funct ons for the ssuer Officers of the ssuer's parent(s) or subs d ar es sha be deemed officers of the ssuer f they perform such po cy-mak ng funct ons for the ssuer n add t on, when the ssuer s a m ted partnersh p, officers or emp oyees of the genera partner(s) who perform po cy-mak ng funct ons for the m ted partnersh p are deemed officers of the m ted partnersh p When the ssuer s a trust, officers or emp oyees of the trustee(s) who perform po cy-mak ng funct ons for the trust are deemed officers of the trust
- " mmed ate fam y" sha mean any ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse, s b ng, mother- n- aw, father- n- aw, son- n- aw, daughter- n- aw, brother- n- aw, or s ster- n- aw, and sha nc ude adopt ve re at onsh ps
- "contro person" person that d rect y, or nd rect y through one or more ntermed ar es, contro s, s contro ed by, or s under common contro w th the ssuer or broker/dea er
- "contro " s the possess on, d rect or nd rect, of the power to d rect or cause the d rect on of the management and po c es of a person, whether through the ownersh p of vot ng secur t es, by contract, or otherw se

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1538 20th St 2nd F oor Santa Mon ca, CA 90404

(310) 504-3706

contact@flashfunders com

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 145 Investors 0



Carrier 4:00 PM 100%
SWAGGLE
$62
$56
$86
Make Offer
Cancel
Brown Loafer
Swaggle, is the best way to shop for


men’s wear

www.goswaggle.com

Washington, D.C.

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PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

THE FOUNDING TEAM



Eric Niu

CEO and Co-founder

Eric is an entrepreneur with experience in management consulting, government affairs and politics. He likes to travel, play sports and read on his spare time.



Martin Sherene

CTO and Co-founder

Martin is the backend, API and mobile dev guru member of the team. When not working on Swaggle, he enjoys tinkering with embedded platforms, running and riding his dirt bike.



Mike Ashe

CPO and Co-founder

Mike (or "Ashe") is a marketing guru and has a background in human-centered design. His hobbies include mountain climbing, bow hunting, fishing, scuba diving and brew tours.



Mok-yi Chow

Lead Designer and Co-founder

Mok-yi is an user experience and user interface (UX/UI) designer. In his free time, he enjoys hiking, cycling, water sports and being slave to his dog, parrot and coral reef aquarium.

INVESTORS & ADVISORS

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1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

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- Sign In
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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 145 Investors 0



Carrier
4:00 PM
100%
SWAGGLE
$62
$56
$86
Make Offer
Cancel
Swaggle, is the best way to shop for


men's wear

www.goswaggle.com

Washington, D.C.

+ Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
$50,000

Offering Max
$100,000

Valuation Cap ?
$1,000,000

Valuation Discount ?
20.0%

Reg D Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
N/A

Offering Max
$1,000,000

Valuation Cap ?
$1,000,000

Valuation Discount ?
20.0%

Additional Details

Option Pool ?
N/A

VISIT & SAY HELLO

1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

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FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ
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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 145 Investors 0


Carrier
4:00 PM
100%
SWAGGLE
$62
$56
$86
Make Offer
Cancel
Brown Loafer
Swaggle, is the best way to shop for


men's wear

www.goswaggle.com

Washington, D.C.

Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

COMMONLY ASKED QUESTIONS

//

Why does Swaggle stands out?

Swaggle is the only mobile marketplace that is tailored for mens shopping experience. It is the way men shop.

//

What makes your team the right one for this space?

We created Swaggle because we experienced the problem, and we could not find an existing solution for it. We were a couple of recent college graduates and young professionals that came to Washington DC for our professional careers. We all had a hard time to find quality clothes at a bargaining price. We did not want to settle for the low-end brands like H&M but could not afford high-end brands. Consignment shopping could have been a good option for us, however, most of the brick-and-mortar and online consignment shops are women-centric that we left the places shortly after the first visit. We started to swap clothes and actually bought items from each other because the items matched our sizes and styles. That s when we realized the potential of Swaggle. As a team, not only do we have our own unique skill sets, but we posses a unique blend of intuitive and practical minds which allow us to yield creative yet practical solutions. We all share a

common vision and we are driven by the motivation and belief that Swaggle will change the way we shop in the mobile world.

//

What are the fees for buying on Swaggle?

Swaggle do not charge any fee for customers to shop on the app.

//

What are the fees for selling on Swaggle?

Our fees are very simple and straightforward. For all sales under $15, Swaggle takes a flat commission of $2.95. Our customers keep the rest. For sales of $15 or more, sellers keep 80% of the sale and Swaggle s commission is 20%. Once a seller sold item has been delivered and received by the buyer, the seller will receive the earnings from their sales. Customers can spend their earnings within the app or withdraw money as cash whenever they like.

//

How can customers trust buying on Swaggle?

Customers are protected every time they place an order on Swaggle with Swag Protect. When a customer purchase an item on Swaggle, we keep the customer s payment safe until the customer tells us that he/she have received the order. If the item does not match the description, the customer will need to notify Swaggle within 3 days (72 hours) of delivery. After we verify the customer s claim, we will refund payment. If we do not hear from a customer by 3 days after the order is delivered, we will assume everything is OK and release the customer s payment to the seller. Once we release payment, all sales are final and no refunds will be available.

//

What is Swaggle's Return Policy?

All sales are final on Swaggle. However, we take an active role in each and every purchase made on Swaggle to ensure both the buyer and seller have a great experience. A buyer may open a case with us if they don t

receive their item or the item they receive is not as described in the original listing. This means a buyer cannot return an item they purchased on Swaggle if the item simply does not fit or they no longer want the item - as long as the seller accurately described the item in the listing.

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 145 Investors 0


Carrier
4:00 PM
100%
SWAGGLE
$62
$56
$86
Make Offer
Cancel
Swaggle, is
the best way
to shop for


men’s wear

www.goswaggle.com

Washington, D.C.

Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

COMMENTS

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VISIT & SAY HELLO

1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

FOLLOW US

F ashFunders webs te

Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ? 144 Investors 0


Carrier
4:00 PM
100%
SWAGGLE
$62
$56
$86
Make Offer
Cancel
Swaggle, is
the best way
to shop for


men’s wear

www.goswaggle.com

Washington, D.C.

Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

DILIGENCE DOCUMENTS

Issuer Disclosures

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Financial Statements

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REG CF DOCUMENTS ?

Term Sheet

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Flash Convertible Security Subscription Agreement

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Flash Convertible Security

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Investor Acknowledgment

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REG D DOCUMENTS ?

Term Sheet

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Flash Convertible Security Subscription Agreement

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Flash Convertible Security

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Investor Acknowledgment

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(310) 504-3706

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